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                                                                    EXHIBIT 16.1





February 23, 2001





Securities and Exchange Commission
Washington, DC  20549

Ladies and Gentlemen:

We are currently principal accountants for AmerUs Group Co. and, under the date of February 2, 2000, we reported on the consolidated financial statements of AmerUs Group Co. and subsidiaries as of and for the years ended December 31, 1999 and 1998. On February 19, 2001, we were notified by the management of AmerUs Group Co. that we would be dismissed at the completion of our December 31, 2000 audit. We have read AmerUs Group Co.'s statements included under Item 4 of its Form 8-K dated February 23, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with AmerUs Group Co.'s statement that the change was recommended by the audit committee of the board of directors and approved by the board of directors.


                                                        KPMG LLP